EXHIBIT 99.1

Volvo Group Approved to Establish a Finance Company in China

GOTEBORG, Sweden, Oct. 13, 2005 (PRIMEZONE) -- Volvo Group's recent application to establish a wholly owned automotive finance company in China has been officially approved by the Chinese government. With the approval, Volvo Group plans to complete the preparation for business establishment within 6 months and start operations in 2006.

"It's encouraging that we received the approval sooner than expected," says Gordon Chan, President of Region Asia for Volvo Financial Services. "It normally takes three to six months, but we got it in two. We are most grateful of the fantastic support from the Chinese authority. We are on track with our business preparation, which includes recruitments, IT development, office renovation, and policies and procedures, etc."

The new company, to be named "Volvo Group Automotive Finance (China) Ltd.", will be based in Beijing and managed by Volvo Financial Services, the Volvo Group's captive finance company. Offering financial solutions in over 50 markets, Volvo Financial Services is responsible for customer financing and insurance, treasury, real estate and related services for the Volvo Group.

October 13, 2005

Volvo Financial Services (VFS) manages the Volvo Group's operations within customer financing, insurance, treasury, real estate and related services. VFS employs about 1,100 persons, operates in over 30 countries and manages approximately 10 billion USD in total assets. The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services.

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CONTACT:  Volvo Financial Services
          David Freilich
          +1 201 802 7706